UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

NOTICE OF CONVOCATION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 8, 2017 — Please be advised that the 12th Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. will be held as described below.

1.	Date and Time of the Meeting:	Thursday, June 29, 2017, at 10:00 a.m.
(Reception scheduled to open at 8:30 a.m.)

2.	Place of the Meeting:	NIPPON BUDOKAN at 2-3, Kitanomaru-Koen, Chiyoda-ku, Tokyo

3.	Matters to be dealt with at the Meeting:

	Matters for Reporting:	The Business Report for the 12th Fiscal Year (from April 1, 2016 to March 31, 2017), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee.

Matters for Resolution:

<Proposal by the Company>

	First Item of Business	Appropriation of Surplus

	Second Item of Business	Election of 18 (Eighteen) Directors

<Proposal by Shareholder>

	Third Item of Business	Partial Amendment to the Articles of Incorporation (Individual Disclosure of Compensation for Directors)

	Fourth Item of Business	Partial Amendment to the Articles of Incorporation (Separation of roles of Chairman of the Board and Chief Executive Officer)

Fifth Item of Business

Partial Amendment to the Articles of Incorporation

(Establishment of a Plan for the Company’s Employees to be Able to Return to Their Jobs After Running for a National Election, a Municipal Election or a Mayoral Election)

	Sixth Item of Business	Partial Amendment to the Articles of Incorporation (Exercise of Voting Rights of Shares Held for the Purpose of Strategic Shareholdings)

	Seventh Item of Business	Partial Amendment to the Articles of Incorporation (Disclosure of Policies and Actual Results of Training for Directors)

	Eighth Item of Business	Partial Amendment to the Articles of Incorporation (Provision Relating to Communication and Response Between Shareholders and Directors)

Ninth Item of Business	Partial Amendment to the Articles of Incorporation (Provision relating to a Mechanism Enabling Shareholders to Recommend Candidates for Director to the Nominating Committee and Their Equal Treatment)

Tenth Item of Business	Partial Amendment to the Articles of Incorporation (Publication of Proposals by Shareholder in the Notice of Convocation with at Least 100 Proposals as the Upper Limit)

Eleventh Item of Business	Partial Amendment to the Articles of Incorporation (Establishment of Whistle-blowing Contact on the Board of Corporate Auditors)

Twelfth Item of Business	Partial Amendment to the Articles of Incorporation (Holding of Executive Committee Meetings Consisting Only of Outside Directors Without the Attendance of Representative Corporate Executive Officers)

Thirteenth Item of Business

Partial Amendment to the Articles of Incorporation

(Establishment of Program for Hiring Women Who Gave Up Their Career Due to Childbirth and Child Rearing as “Semi-recent College Graduates” and also as Career Employees and Executives, etc.)

Fourteenth Item of Business	Partial Amendment to the Articles of Incorporation (Prohibition of Discriminatory Treatment of Activist Investors)

Fifteenth Item of Business	Partial Amendment to the Articles of Incorporation (Establishment of a Special Committee to Express Opinions as the Company on a Series of Acts of the Minister of Justice, Katsutoshi Kaneda)

Sixteenth Item of Business	Partial Amendment to the Articles of Incorporation (Establishment of a Special Investigation Committee on the Loans to Kenko Corporation)

Seventeenth Item of Business	Dismissal of Director Haruka Matsuyama

Eighteenth Item of Business	Election of Director Lucian Bebchuk instead of Haruka Matsuyama

Nineteenth Item of Business	Partial Amendment to the Articles of Incorporation (Submission of a Request to the Bank of Japan to Refrain from Deepening the Negative Interest Rate Policy)